FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  March 2, 1999

                           Commission File No. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                              5 David Navon Street
                                Moshav Magshimim
                                  56910 Israel
                    (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]         Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]              No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

     Attached hereto and incorporated by reference herein is a press release of the registrant dated March 1, 1999.


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

NUR Macroprinters Ltd. Announces Record Fourth Quarter and Full Year 1998
Results

Year-end Revenues Increase 66 percent; Net Income Tripled

MAGSHIMIM, Israel, March 1 /PRNewswire/ -- NUR Macroprinters Ltd. (Nasdaq:
NURTF - news), world-leading manufacturer of wide and superwide format digital printing systems and consumables, today announced record revenues and record profits for the fourth quarter and year ended December 31, 1998.

Revenues for the fourth quarter ended December 31, 1998, increased 47.46 percent to $10.51 million, compared to $7.13 million for the same period a year ago. Gross profit increased 32.12 percent to $4.88 million versus $3.70 million for the comparable period last year. Net income for the three months ended December 31, 1999 was $1.15 million, or $0.11 per share, compared to $0.46 million, or $0.05 per share, for the comparable period last year.

Revenues for the year ended December 31, 1998 were $36.45 million, an increase of 65.97 percent over 1997 year-end revenues. Gross profit for the year was $17.5 million, up 64.33 percent from the $10.65 million recorded in 1997. For the full year of 1998, net income was $1.46 million or $0.13 per share, compared to a net income of $0.49 million or $0.07 per share in 1997. Excluding the cost of in-process R&D associated with the acquisition of Meital Technologies' rights and related assets, net income for 1998 was $3.06 million or $0.28 per share.

Mr. Hilel Kremer, VP Finance and CFO remarked, "We continued to enjoy excellent revenues and earnings growth through the final quarter of 1998, a trend continuing now for the seventh consecutive quarter. The strong revenue performance reflects a strengthening of NUR's position as market leader in the superwide printing industry. It is also a reflection of the growth in the superwide printing industry across the board."

"The year 1998 was marked by some key milestones in NUR's development," said Mr. Erez Shachar, President and CEO of NUR Macroprinters Ltd. "In April 1998 we introduced the NUR Blueboard 2, the second generation in the NUR Blueboard(TM) series of superwide digital printing systems. In the same month we established a new subsidiary, NUR Media Solutions S.A., involved in the

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

development and marketing of NUR-branded substrates that are guaranteed for superior image quality and durability when printed with NUR printers. NUR acquired Meital Technologies Ltd.'s Drop-on-Demand inkjet technology for wide-format digital printers in October 1998. This strategic move led the way for the joint development of the new NUR Fresco digital production press."

Mr. Shachar went on to say, "Looking ahead to 1999, NUR is excited about the prospects for two new products we have just recently introduced. The NUR Blueboard HiQ, the third product in the NUR Blueboard family of superwide digital printing systems, will fortify the company's position in the superwide printing industry. By introducing to the market a product with enhanced print quality for the demanding needs of both indoor display graphics as well as outdoor superwide applications, NUR has launched a product with quality second to none. In addition, the new NUR Fresco screenless production press is an incomparable product set to lead the digital revolution into the conventional wide-format screen printing market, an industry boasting 20,000 establishments worldwide. Deliveries for the NUR Fresco are expected to commence by the end of Q2 1999. With two new products in the market, we believe that 1999 will prove to be a pivotal year in NUR Macroprinters' aggressive strategy for growth."

"In addition to launching two new products, in the first quarter of 1999 we have established two new subsidiaries, NUR Asia Pacific Ltd. and NUR Middle East & Africa," added Mr. Shachar. "These new sales organizations are part of NUR's strategy to firmly root its marketing and customer support activities within wholly owned subsidiaries dedicated solely to NUR's products. We look forward to this move contributing to our increased profitability in the year ahead."

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide and superwide format ink-jet printing systems and consumables. The company's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications, such as billboards, posters, banners and point of purchase displays for advertising as well as decorations and backdrops for show rooms, fleet graphics, trade shows, museums and exhibits. NUR printers are installed in over 180 sites throughout Europe, North and South America, Africa and Asia.

Certain statements made herein that use the words "estimate" "project" "intend"' "expect"' "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

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

                            NUR MACROPRINTERS LTD.

                    Consolidated Statements Of Operations
                  U.S. $ in thousands, except per share data


                              12 Months Ended             Percent               3 Months Ended            Percent
                         12/31/98          12/31/97       Change          12/31/98           12/31/97     Change

Revenues
 Sales of
  printers and
  related
  products                $31,905           $18,874        69.04%          $9,081            $6,214       46.14%
 Sales of
  printed
  materials                $4,540            $3,085        47.16%          $1,430              $914       56.46%
                          $36,445           $21,959        65.97%         $10,511            $7,128       47.46%

Cost of revenues
 Cost of sales
  of printers
  and related
  products                $16,368            $9,627        70.02%          $5,085            $2,930       73.55%
 Cost of sales
  of printed
  materials                $2,579            $1,684        53.15%            $543              $502        8.17%
                          $18,947           $11,311        67.51%          $5,628            $3,432       63.99%

Gross profit              $17,498           $10,648        64.33%          $4,883            $3,696       32.12%
                            48.01%            48.49%       -0.99%           46.46%            51.85%     -10.41%

Research &
 Development
 expenses                  $3,427            $1,726      1802.33%          $1,062              $630       68.57%
Less-Royalty
 bearing grants             ($818)             ($43)       55.02%           ($338)               $84    -502.38%
Research &
 Development
 expenses, net             $2,609            $1,683        55.02%            $724              $714        1.40%
Acquired in
 process R&D               $1,600                --           --               --                --          --
Selling expenses,
 net                       $5,830            $4,620        26.19%          $1,483            $1,229       20.67%
General and
 administrative
 expenses                  $5,085            $3,439        47.86%          $1,332            $1,180       12.88%
Write off of
 debts of related
 parties                       --                --           --               --              ($99)         --
                          $10,915            $8,059        35.44%          $2,815            $2,310       21.86%

Operating
 income (loss)             $2,374              $906       162.03%          $1,344              $672      100.00%

Financial income
 (expenses) net             ($502)            ($320)       56.88%            ($69)            ($114)     -39.47%
Other income
 (loss) net                 ($111)              ($8)     1287.50%            ($75)              ($8)     837.50%
Taxes on income             ($264)             ($67)      294.03%            ($37)             ($67)     -44.78%
Minority interest            ($40)             ($26)       53.85%            ($10)             ($26)     -61.54%

Net income (loss)
 for the period            $1,457              $485       200.41%          $1,153              $457      152.30%
% of revenues                4.00%             2.21%       81.01%           10.97%             6.41%      71.09%
Earning (losses)
 per share                  $0.13            $0.070        91.31%           $0.11             $0.05       96.74%

Weighted average
 number of shares
 outstanding
 during the
 period                10,880,000         7,293,640        49.17%      10,880,000         8,484,000       28.24%

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

                             NUR MACROPRINTERS LTD.

                   Condensed Balance Sheets, US$ in thousands


                                  December 31,    December 31,      Percent
                                      1998            1997           Change

    Current Assets:

     Cash and cash equivalents       $2,327          $1,234           89%
     Marketable securities              $63              --            --
     Accounts receivable - trade     $9,091          $5,981           52%
     Other receivables and
      prepaid expenses               $2,756          $1,745           58%
     Inventories                     $3,699          $2,252           64%

    Total Current Assets            $17,936         $11,212           60%

    Investments
    Restricted long -
     term bank deposit                 $337            $150          125%
    Severance pay funds                $369            $262           41%
    Prepaid expenses                    $59            $137          -57%
                                       $765            $549           39%

    Equipment
    Cost                             $4,010          $2,444           64%
    Less accumulated depreciation      $952            $803           19%
                                     $3,058          $1,641           86%

    Other assets, net                  $236            $381          -38%

    Total assets                    $21,995         $13,783           60%

    Liabilities and Shareholders' Equity
    Current Liabilities :

    Short - term bank credit         $2,972            $652          356%
    Current maturities of
     long - term loans                 $224            $527          -57%
    Trade payables                   $6,104          $3,216           90%
    Accrued expenses and
     other liabilities               $2,926          $2,126           38%
    Advances from customers            $269             $17         1482%
    Total Current Liabilities       $12,495          $6,538           91%
    Long - Term Liabilities :
    Long - term loans                  $970          $1,076          -10%
    Long - Term Liabilities            $567              $0            --
    Accrued severance pay              $464            $358           30%
                                     $2,001          $1,434           40%

    Minority interest                   $69             $26          165%

    Shareholders' Equity :

    Share capital                    $2,729          $2,729            0%
    Capital surplus                 $14,376         $14,383            0%
    Cumulative translation
     adjustment                        $165            ($30)        -650%
    Deficit                         ($9,840)       ($11,297)         -13%
    Total Shareholders' Equity       $7,430          $5,785           28%
    Total Liabilities
     and Shareholders' Equity       $21,995         $13,783           60%

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NUR MACROPRINTERS LTD.



Date:   March 2, 1999                    By:  /s/ Erez Shachar
                                              ---------------------------
                                         Name:    Erez Shachar
                                         Title:   Chief Executive Officer


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